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                                                                Exhibit (a)(114)

The following text contains excerpts from the PeopleSoft Connect 2004 Media and Analyst News Conference held on September 21, 2004. Certain portions of the transcript that do not relate to Oracle's tender offer have been redacted.

================================================================================

[Text Redacted]

Female voice:

Secondly, as Craig Conway mentioned as in his keynote, and as Connect is a celebration of our customers, partners and technology, we will not be answering any questions relating to Oracle's possible bid, but would encourage you to read our September 9th press release, which is our last public statement on this issue.

[Text Redacted]

Craig Conway:

Thank you, Kara.  Good morning.  Thank you all for coming.

[Text Redacted]

We did that very consciously because PeopleSoft has accomplished an enormous amount of things in the last 12 months. It's been a little bit like a very beautiful piece of music on a radio station with some static on it. The static on PeopleSoft's year has been the approach by Oracle and it's distracted, detracted from all of the accomplishments of PeopleSoft during that period of time. So I recapped those in my keynote presentation this morning, specifically the total ownership experience initiative, to improve the installation and configuration,implementation integration, upgrade, user interface of PeopleSoft products by 60 percent. And how we have delivered about two-thirds of that promise and will deliver the rest of that in the early part of 2005. It's been a huge, huge investment on PeopleSoft's part. It involved more than 50 percent of our developers in the last 12 months, so we're very proud of that.

The combination with J.D. Edwards was our second accomplishment for the last 12 months. This combination, on the surface, has so many things that were strong advantages: the vertical industry, additional vertical industry expertise that it brought to PeopleSoft, an asset-intensive industry. The expertise in selling to the mid-market international scale. Most importantly, the potential of developing the strongest integrated manufacturing product in the world--the strongest core manufacturing product in the world.

We believe that we have delivered on that in the last 12 months, well beyond expectations. I'm sure all of you or most of you who were last year, reception at the time was polite. The reception at the time was encouraging. But there was certainly not a high degree of confidence that PeopleSoft could really capitalize on the combination with J. D. Edwards, particularly in light of the size of the combination, and the approach from Oracle during the same period of time. But we did it. We added a litany of core advantages to Enterprise One and World customers. We had 145 enhancements to the World product and continued regulatory updates. We configured a small business solution called World Express, which also was done in conjunction with IBM.

[Text Redacted]

Those were the major accomplishments in the last 12 months. It has been a little bit like static on the line because it's been distracting. It has to some extent detracted from how strong PeopleSoft has been. I heard the collective groan when the voice over this morning said I'm not going to answer any questions about Oracle. In reality, everything that has happened with the Oracle saga has been filed in a 14-D9. You can actually read about it. Every question about the future would be pure speculation. So that's the reason that we're not going to say any more than what we've already said. What we already said in a letter to our customers was that this decision by the District Court does not mean that PeopleSoft will be acquired by Oracle, there are significant issues. There could be an appeal by the Department of Justice. There is an ongoing investigation by the European Commission. We do have a shareholder rights plan, or a poison pill, and we do have litigation that's getting to the courts system against Oracle, to enjoin their offer, and also seeking monetary damages. So it is ongoing chapter, it's a saga that's going on and on.

[Text Redacted]

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Kara Wilson:

Craig, if you could have a seat. I'd like to invite Danny [Saba] and Steve Knowles and Jesper Anderson on stage.

There will be runners in the aisles holding paddles for the question and answer session. If you have a question, please raise your hand.

[Text Redacted]

Ally Gilbert:

This is Ally Gilbert with C-Net. Two questions. Is IBM taking an ownership stock in PeopleSoft? And also for Craig: Do you see IBM as a more attractive owner than Oracle?

Craig Conway:

The answer to your first question is no. [Laughter] Do you want me to answer the second question? [Laughter] Attractive is a rhetorical question. Attractive is an interesting word. . .

[Text Redacted]

Jesper Anderson:

[Text Redacted]

Now these two announcements are a sign of our ongoing commitment in the total ownership experience. When we started this journey about 15 months ago, Metagroup released a study shortly thereafter, an independent study, that showed that PeopleSoft already was leading the competition in the area of total cost of ownership. In fact, we were 25% better than Oracle, and a full 51% better and cheaper in total cost of ownership than SAP. Along with these announcements, I'm also pleased to announce a release of an independent study from Princeton Consulting Group. They released a study where they did an in depth analysis of all aspects of the total ownership experience; installation and implementation, usability of applications and the ongoing maintenance. PeopleSoft continues to lead SAP and Oracle in all aspects of that.

[Text Redacted]

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Male Voice:

Two questions. The first question is on both Oracle and Lawson's applications business, which were extremely weak this past quarter. Do you think those are company-specific issues or are they industry issues? What's your view on that? A second question - with your announcement with IBM today, does that mean that long-term that PeopleSoft will be moving towards J2EE, HABs in a big way and long-term does that mean Eclipse becomes a very big part of the PeopleSoft development environ?

Craig Conway:

I'll start off. Others may join in. I was surprised by the Lawson announcement because if there was ever time they got every credibility in the world promoted by Oracle as somehow a competitor in the large-enterprise application space, it was this last quarter and maybe a little bit of the quarter before. They were so delighted with their new-found credibility, they took a full-page ad in the Wall Street Journal and the New York Times saying,"yeah, we are really that good." I forget exactly what it said. If they ever had an opportunity to close business as part of the providers to large and complex companies, it was in these last few months, and with a pretty dismal license revenues performance.

Oracle at $69 million dollars I think was the weakest quarter they had in seven or eight years. I do think it is vendor specific. I've said from the beginning that I don't think customers feel that Oracle's applications are as strong as PeopleSoft. I think that our strength of our applications, if anything, has been more reinforced in this last couple of quarters almost as an unforeseen consequence in the trial. All of this stuff came into the public record about PeopleSoft's applications are killing us. We're going to have to do this. We're going to have to do that. We're going to have to use a scorched-earth approach to discounting.

[Text Redacted]

Male Voice:

Hi, I'm Joe [Mims] From the LA Times. I had a customer question and an investor question. The customer question is if I'm a PeopleSoft buyer and I'm getting WebSphere for

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free, why should I buy BEA? What sort of feedback has been explored and is
Conway getting from institutional investors? Are you feeling any more pressure to do something different than you have been doing regarding the thing we're not talking about today. [laughter]

Male Voice:

Second question first. I think it would be out of bounds of our conference here to talk about what the dialogue between the Board is. They recognize their fiduciary responsibility. I think they've implemented a process that is beyond reproach. We have a transaction committee of independent directors who are really guiding the company through this process and I think that's my comment to that.

[Text Redacted]

Kara Wilson:

Thank you. That concludes our news conference. Have a great afternoon. Thank you. [applause]


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